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jgallant@graubard.com

October 8, 2015

VIA EDGAR

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina Acquisition II
Registration Statement on Form S-1
Filed September 18, 2015
File No. 333-207037

Dear Ms. Nicholson:

On behalf of Andina Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated October 1, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to John Stickel.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission
October 8, 2015

The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

Prospectus Summary, page 1

2.	We note your risk factor disclosure that you are required to give a minimum of only ten days’ notice for each general meeting, and that holders may not have sufficient time to receive the notice and deliver their shares for conversion. Please include this information in your prospectus summary.
We have revised the disclosure on page 11 of the Registration Statement as requested.
3.	We note your disclosure that fair market value of the target will be determined by your board of directors based upon one or more standards generally accepted by the financial community. Please revise to disclose, if accurate, that the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.
We have revised the disclosure on page 2 of the Registration Statement as requested.

Automatic liquidation if no business combination, page 11

4.	Please file all agreements with Mr. Weil, including the agreement pursuant to which he has agreed to be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money.

We have filed the form of the above-referenced agreement with Mr. Weil as Exhibit 10.1 with this amendment of the Registration Statement as requested.

Risks Associated with Our Business, page 15

We intend to effect a business combination with a company located outside of the United States..., page 27

5.	Please tailor your disclosure to also discuss any material risks of operating in the Andean region.

We have revised the disclosure on page 30 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2015

Opportunities in the Andean Region and Central America, page 44

6.	We note your disclosure regarding the “rapid and sustainable growth patterns in the [Andean] region.” Please revise to clarify how the growth patterns are “sustainable.” In addition, please balance the data provided in this section regarding the individual countries by providing updated disclosure. For example, we note that certain information that you provide regarding Peru is as of 2000.

We have revised the disclosure on pages 44 and 45 of the Registration Statement as requested.

7.	We note that you reference information from the World Bank and the International Monetary Fund. Please provide for our review the reports from which you have obtained such information.

We have supplementally provided copies of the above-referenced reports as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Julio A. Torres